Westergaard.Com, Inc.
Chendai Andou Industry Park, Jinjiang,
Quanzhou, Fujian, China 362211

October 19, 2011

Via EDGAR
Edwin Kim
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Westergaard.Com, Inc. Request for Extension to File Response Amendment No. 2 on Form 8-K for the Reporting Period of February 11, 2011 Filed August 17, 2011 File No. 000-29761

Dear Mr. Kim:

We are in receipt of your letter dated September 30, 2011 to Mr. Ding Jinbiao, our Chief Executive Officer, in regard to the above-referenced Amendment No. 2 to Current Report on Form 8-K (the “Comment Letter”). We are in process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However we are unable to provide a complete response on or before October 18, 2011 (the “Due Date”). As a result, we require additional 10 business days to submit our response to the Comment Letter.  Please accept this correspondence as our request for an extension of the Due Date to November 1, 2011.

Thank you for your attention to this matter.

Sincerely,

Westergaard.Com, Inc.

/s/ Ding Jinbiao
Name: Ding Jinbiao
Title: Chief Executive Officer